ING Financial Markets LLC
(A Wholly Owned Subsidiary of ING Financial Holdings Corporation)

Statements of Financial Condition

December 31, 2025

(With Report of Independent Registered Public Accounting Firm Thereon)



ING Financial Markets LLC

(A Wholly Owned Subsidiary of ING Financial Holdings Corporation)

Statement of Financial Condition

Year Ended December 31, 2025

Contents

Facing Page and Oath or Affirmation

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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ING Financial Markets LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1133 Avenue of Amercias
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Johannes Wolvius	646-424-6422	johannes.wolvius@ing.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG LLP
(Name – if individual, state last, first, and middle name)

Two Manhattan West, 375 9th Avenue	New York	NY	10001
(Address)	(City)	(State)	(Zip Code)

10/20/2003	185
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Johannes Wolvius _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ING Financial Markets LLC _____, as of 12/31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

JD Wolvius   Digitally signed by JD Wolvius
                      Date: 2026-02-27 16:57:32-05:00
_____

Title:

Chief Financial Officer
_____

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



KPMG LLP
Two Manhattan West
375 9th Avenue, 17th Floor
New York, NY 10001

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member
ING Financial Markets LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of ING Financial Markets LLC (the Company) as of December 31, 2025, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2016.

New York, New York
February 27, 2026

ING Financial Markets LLC
(A Wholly Owned Subsidiary of ING Financial Holdings Corporation)

Statement of Financial Condition

December 31, 2025
(In Thousands)

Assets

Cash	$ 5,196
Securities borrowed	16,272,512
Securities purchased under agreements to resell, ($8,495,048 at fair value)	8,622,167
Securities received as collateral, at fair value	2,774,350
Receivable from affiliates	2,363
Receivable from brokers, dealers, and clearing organizations	430,776
Receivable from customers	2,660,091
Financial instruments owned, at fair value (includes $463,723 pledged as collateral)	758,797
Financial instruments owned, not readily marketable, at fair value	4,537
Other assets	13,180
Total assets	$ 31,543,969

Liabilities and Member's Equity

Short-term loan from affiliates	$ 1,392,707
Securities loaned	5,299,683
Securities sold under agreements to repurchase, at fair value	19,095,417
Payable to brokers, dealers, and clearing organizations	268,498
Payable to customers	543,130
Financial instruments sold, not yet purchased, at fair value	436,270
Obligation to return securities received as collateral, at fair value	2,774,350
Accounts payable, accrued expenses, and other liabilities	30,876
Total liabilities	29,840,931
Member's Contributions	1,221,481
Retained Earnings	481,557
Total Member's Equity	1,703,038
Total liabilities and member's equity	$ 31,543,969

See accompanying notes to statement of financial condition.

ING Financial Markets LLC
(A Wholly Owned Subsidiary of ING Financial Holdings Corporation)

Notes to Statement of Financial Condition

December 31, 2025
(In Thousands)

1. Organization

ING Financial Markets LLC (the Company) is a wholly owned subsidiary of ING Financial Holdings Corporation (the Parent). The Parent is an indirect, wholly owned subsidiary of ING Groep N.V. The Company was formed in Delaware on March 28, 2002. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC), a member of the Financial Industry Regulatory Authority (FINRA), a member of the Securities Investor Protection Corporation (SIPC), a netting member of the Government Securities Division of the Fixed Income Clearing Corporation (FICC), and a member of various exchanges. The Company primarily provides customer facilitation services for equity and fixed income securities, securities lending activities, repurchase and resale transactions, principal trading in fixed income securities, underwriting services, and clearing and custodial services for affiliates.

The Company self-clears fixed income securities, U.S. exchange traded funds, equity securities, securities borrowed and loaned, securities purchased under agreements to resell, and securities sold under agreements to repurchase.

2. Summary of Significant Accounting Policies

(a) Basis of Presentation

The Company prepares its financial statements in accordance with U.S. generally accepted accounting principles (U.S. GAAP).

(b) Use of Estimates

In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. The most important of these estimates and assumptions relate to fair value measurements. Management believes that the estimates utilized in the preparation of the financial statements are reasonable; however, actual results could differ from those estimates.

2. Summary of Significant Accounting Policies (continued)

(c) Cash

The Company maintains cash at federally insured banking institutions. Cash on deposit with financial institutions may, at times, exceed federal insurance limits.

(d) Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

Securities purchased under agreements to resell and securities sold under agreements to repurchase are accounted as collateralized financing transactions. The Company's Global Securities Financing portfolio transactions are recorded at fair value and the Company's Global Treasury portfolio transactions are recorded at the contracted resale or repurchase amounts as specified in the respective agreements. The gains or losses from the fair value adjustments are reported in Principal Transactions, net. As described in Note 9 to the financial statements, the Company uses the income approach which is based on a cash flow discounting methodology to determine the fair value of securities purchased under agreements to resell and securities sold under agreements to repurchase. Such transactions are mainly collateralized by U.S. Treasuries, mortgage-backed securities, government agencies, and corporate bonds. The Company's exposure to credit risk associated with the nonperformance of counterparties in fulfilling these contractual obligations can be directly impacted by market fluctuations, which may impair the counterparties' ability to satisfy their obligations. It is the Company's policy to obtain possession of collateral related to securities purchased under agreements to resell with a market value equal to or in excess of the principal amount loaned. The market value of securities to be repurchased or resold is valued daily and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

The Company executes a large portion of its repurchase and reverse repurchase agreements with members of Fixed Income Clearing Corporation (FICC). FICC minimizes the risks to its members by guaranteeing the settlement of each transaction. FICC interposes itself between the Company and other members and becomes the legal counterparty for settlement purposes. On a daily basis, FICC calculates the fair value of each participant's position and compares it to the contract amount. Any difference is collected from, or paid to, each counterparty by FICC, as applicable.

2. Summary of Significant Accounting Policies (continued)

(d) Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase (continued)

It is the Company's policy to net securities purchased under agreements to resell and securities sold under agreements to repurchase for which FICC is the counterparty provided the conditions of ASC 210-20-45-11, Balance Sheet – Offsetting: Repurchase and Reverse Repurchase Agreements, are met.

Accrued interest receivable and payable for these agreements are reported within Receivable from and Payable to brokers, dealers, and clearing organizations in the statement of financial condition.

The allowance for expected credit losses for securities purchased under agreements to resell is measured at the difference between the security's amortized cost without considering the allowance for credit loss and the fair value. Due to the collateral pledged by counterparties, the expectation of nonpayment of the amortized cost basis is zero.

(e) Securities Borrowed and Securities Loaned

Securities borrowed and securities loaned are collateralized financing arrangements that are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash with the lender of the securities. With respect to securities loaned, the Company receives collateral in the form of cash and securities in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned daily with additional collateral obtained or refunded as necessary.

Accrued rebates are reported within Receivable from and Payable to brokers, dealers, and clearing organizations in the statement of financial condition. Rebate income and expenses are recognized using the effective interest method.

2. Summary of Significant Accounting Policies (continued)

(f) Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased, at Fair Value

Financial instruments owned and financial instruments sold, not yet purchased, are primarily used in principal trading activities. These financial instruments are principally fixed-income securities and are recorded at fair value based upon quoted market prices. These financial instruments are recorded on a trade-date basis. Both realized and unrealized gains and losses are included in Principal Transactions, net in the Statement of Income.

(g) Securities Transactions

The Company records principal securities transactions, including realized and unrealized trading gains and losses, and related expenses on a trade-date basis. Customers' securities transactions are recorded on a settlement-date basis with related commission income and expense accounted for on a trade-date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net in the statement of financial condition under Receivable from or Payable to brokers, dealers, and clearing organizations.

(h) Credit Losses

The Company accounts for expected credit losses in accordance with ASC 326, Financial Instruments – Credit Losses. The current expected credit loss ("CECL") model requires the Company to estimate a reserve for expected credit losses over the life of financial assets measured at amortized cost based on historical experience, current conditions and reasonable and supportable forecasts. The Company applies the collateral maintenance practical expedient for collateralized financing arrangements. The adoption of this expedient has resulted in the Company not recognizing an allowance of expected credit losses for these arrangements.

For certain financial assets measured at amortized cost (for example, receivables from brokers, dealers, clearing organizations and customers), considering the short-term nature of these receivables and historic experience, the Company has concluded that the amount of credit losses is immaterial and not recognized.

2. Summary of Significant Accounting Policies (continued)

(i) Income Taxes

The Company is included in the consolidated federal and combined state and local income tax returns filed by the Parent. Federal income taxes are calculated as if the Company filed on a modified separate company approach and the amount of current tax provision or benefit calculated is either remitted to or received from the Parent. The Company accounts for income taxes in accordance with ASC 740, *Income Taxes*. The Company is subject to a tax sharing agreement with the Parent whereby the Company's tax provision is calculated on a modified separate company approach.

(j) Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at the rates of exchange prevailing at the close of business at the statement of financial condition date.

(k) Accounting Developments- Changes effective in 2025

In December 2023, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. This ASU enhances income tax disclosures primarily by requiring further disaggregation of the information for income taxes paid, the disclosure of specific categories in the effective tax rate reconciliation, and the provision for certain reconciling items. The Company adopted this ASU for annual periods commencing January 1, 2025. The adoption of ASU 2023-09 did not have a significant impact on the Company's Statement of financial condition.

3. Collateralized Transactions

The Company enters into securities purchased under agreements to resell, securities sold under agreements to repurchase, securities borrowed and securities loaned transactions to, among other things, acquire securities to cover short positions and settle other securities obligations, to accommodate customers' needs and to finance the Company's inventory positions. The Company manages credit exposure arising from such collateralized transactions by, in appropriate circumstances, entering into enforceable master netting agreement and collateral agreements with counterparties. Such agreements provide the Company, in the event of a counterparty default (such as bankruptcy or counterparty's failure to pay or perform), the right to set off a counterparty's rights and obligations under such agreement and liquidate and net collateral against the net amount owed by the counterparty.

The Company's policy is generally to take possession of securities purchased under agreements to resell and securities borrowed; although in certain cases the Company may agree for such collateral to be posted to a third-party custodian under a tri-party arrangement that enables the Company to take control of such collateral in the event of a counterparty default.

Offsetting of Certain Collateralized Transactions

The following table presents information about the offsetting of these instruments and related collateral amounts.

3. Collateralized Transactions (continued)

	Gross Amounts (i)	Amounts Offset on the Statement of Financial Condition[1] (ii)	Net Amounts Presented on the Statement of Financial Condition (iii) = (i) – (ii)	Financial Instruments Not Offset on the Statement of Financial Condition[2][3] (iv)	Net Amount (v) = (iii) – (iv)
Assets					
Securities purchased under agreements to resell	$ 35,683,861	$ 27,061,694	$ 8,622,167	$ 7,789,591	$ 832,576
Securities borrowed	16,272,512	–	16,272,512	15,991,635	280,877
Securities received as collateral, at fair value	2,774,350	–	2,774,350	2,774,350	–
Liabilities					
Securities sold under agreements to repurchase	$ 46,157,111	$ 27,061,694	$ 19,095,417	$ 19,091,856	$ 3,561
Securities loaned	5,299,683	–	5,299,683	5,184,753	114,929
Obligation to return securities received as collateral, at fair value	2,774,350	–	2,774,350	2,774,350	–

[1] Represents amounts related to master netting agreements and collateral agreements which have been determined by the Company to be legally enforceable in the event of default and where applicable netting criteria are met in accordance with U.S. GAAP.

[2] Represents amounts related to master netting agreements and collateral agreements where certain criteria are not met in accordance with U.S. GAAP or management has made an election not to offset.

[3] The total amount reported is limited to the related amount presented on the statement of financial condition to not include any over-collateralization of these positions.

ING Financial Markets LLC
(A Wholly Owned Subsidiary of ING Financial Holdings Corporation)

Notes to Financial Statements (continued)

December 31, 2025
(In Thousands)

3. Collateralized Transactions (continued)

Secured Financing Transactions—Maturities and Collateral Pledged

The following tables present gross obligations for repurchase agreements, securities loaned transactions and obligations to return securities received as collateral by remaining contractual maturity and class of collateral pledged as of December 31, 2025.

	Remaining Contractual Maturity				
	Overnight and Open	Less than 30 days	30-90 days	Over 90 days	Total
Securities sold under agreements to repurchase[1]	$ 41,226,271	$ 4,930,840	$ –	$ –	$ 46,157,111
Securities loaned	3,070,180	–	1,829,531	399,972	5,299,683
Obligation to return securities received as collateral	2,774,350	–	–	–	2,774,350
Total	$ 47,070,801	$ 4,930,840	$ 1,829,531	$ 399,972	$ 54,231,144

Collateral Pledged:	Securities Sold under Agreements to Repurchase at Fair Value	Securities Loaned	Obligation to Return Securities Received as Collateral	Total
U.S. government and federal agency securities	$ 34,936,018	$ 1,014,430	$ 17,570	$ 35,968,018
Mortgage and asset-backed securities	7,365,599	–	–	7,365,599
Corporate debt securities	100,000	–	–	100,000
Corporate equity securities	3,715,500	4,285,253	2,756,780	10,757,533
Other	39,994	–	–	39,994
Total	$ 46,157,111	$ 5,299,683	$ 2,774,350	$ 54,231,144

[1] Amounts presented on a gross basis, prior to netting as shown on the Company's statement of financial condition.

ING Financial Markets LLC
(A Wholly Owned Subsidiary of ING Financial Holdings Corporation)

Notes to Financial Statements (continued)

December 31, 2025
(In Thousands)

4. Securities Received and Pledged as Collateral

The Company enters into secured borrowing and lending transactions as a part of its normal course of business. The Company receives collateral in connection with securities purchased under agreements to resell, securities borrowed transactions, securities lending transactions and borrow/pledge transactions. The Company generally is permitted to sell or repledge these securities held as collateral and use them to secure securities sold under agreements to repurchase, enter into securities lending transactions or deliver to counterparties to cover short positions.

The Company receives securities as collateral in connection with securities lending transactions in which the Company acts as a lender. In instances where the Company is permitted to sell or repledge these securities as collateral, the Company reports the fair value of the collateral received and the related obligation to return the collateral for the same amount in the statement of financial condition. At December 31, 2025, $2,774,350 was reported as Securities received as collateral and an Obligation to return securities received as collateral in the statement of financial condition.

At December 31, 2025, the fair value of securities received as collateral that the Company was permitted to sell or repledge was $35,894,669, of which approximately $35,387,669 had been either pledged or otherwise transferred to others in connection with the Company's financing activities, such as to secure repurchase agreements, enter into securities lending transactions, to meet regulatory requirements including the customer protection rule or cover short positions.

5. Receivable from and Payable to Customers

Receivable from and payable to customers primarily consist of amounts due to/from customers on cash transactions. These transactions are predominantly comprised of affiliate related transactions. For receivables, securities owned by customers are held as collateral. Such collateral is not reflected in the statement of financial condition. In the event of fails to deliver securities to or receive securities from the customer, the Company records corresponding receivables from customers or payables to customers, respectively, on a settlement-date basis on the consolidated statement of financial condition. Amounts receivable from and payable to customers at December 31, 2025 were $2,660,091 and $543,130, respectively.

ING Financial Markets LLC
(A Wholly Owned Subsidiary of ING Financial Holdings Corporation)

Notes to Financial Statements (continued)

December 31, 2025
(In Thousands)

6. Receivable from and Payable to Brokers, Dealers, and Clearing Organizations

Amounts receivable from and payable to brokers, dealers, and clearing organizations at December 31, 2025 consist of the following:

	Receivable	Payable
Securities failed to deliver/receive	$ 124,367	$ 127,583
Deposits with clearing organizations	112,046	–
Due to/from brokers, dealers, and clearing organizations	1,461	54,916
Net Unsettled Trades	50,326	–
Fees, interest, rebates, and other receivable/payable	142,576	85,999
Total	$ 430,776	$ 268,498

Securities failed to deliver and receive represent the contract value of securities which have not been delivered or received by the Company on settlement date.

The Company self-clears its securities financing business which includes repurchase and reverse repurchase agreement transactions, and securities borrow and loan transactions.

ING Financial Markets LLC
(A Wholly Owned Subsidiary of ING Financial Holdings Corporation)

Notes to Financial Statements (continued)

December 31, 2025
(In Thousands)

7. Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased, at Fair Value

Financial instruments owned and financial instruments sold, not yet purchased, as of December 31, 2025 valued at quoted market prices. At December 31, 2025, these amounts were as follows:

	Financial Instruments Owned	Financial Instruments Sold, Not Yet Purchased
US Treasury	$ 8,241	$ 194,579
Corporate Obligations	713,120	235,127
Asset-backed securities	31,429	–
Equities	583	–
CDS	5,424	6,564
Total	$ 758,797	$ 436,270

Financial instruments sold, not yet purchased at fair value, include an obligation to purchase securities at a future date. Such securities have market risk to the extent subsequent market fluctuations may require the Company to repurchase the securities at prices in excess of the market value reflected in the statement of financial condition.

ING Financial Markets LLC

(A Wholly Owned Subsidiary of ING Financial Holdings Corporation)

Notes to Financial Statements (continued)

December 31, 2025
(In Thousands)

8. Related-Party Transactions

The Company is involved in secured financing and other transactions with affiliates and has significant related-party balances with affiliates.

The Company is subject to a tax sharing agreement with the Parent whereby the Company's tax provision is calculated on a separate entity basis and then allocated on a pro rata basis amongst the Parent group. The Company pays taxes to the Parent periodically during the year based on an estimated effective tax rate. At December 31, 2025, the Company has a tax payable to its Parent included in accounts payable, accrued expenses, and other liabilities of $7,129.

The Company maintains a funding agreement with its affiliate, ING Capital LLC, which is used to satisfy funding requirements in the normal course of business. Any funding provided matures on an overnight basis and the Company pays an interest rate calculated with reference to SOFR.

The following table sets forth the Company's related party assets and liabilities as of December 31, 2025:

Statement of Financial Condition Items

Cash	–
Receivable from affiliates	2,363
Receivable from brokers, dealers, and clearing organizations	26,343
Receivable from customers	2,657,000
Securities borrowed	7,451,323
Securities purchased under agreements to resell	11,631
Total Assets	$ 10,148,660
Short-term loan	1,392,706
Payable to brokers, dealers, and clearing organization	7,561
Payable to customers	543,130
Securities loaned	673,014
Securities sold under agreements to repurchase	3,161,729
Accounts payable, accrued expenses, and other liabilities	20,862
Total Liabilities	$ 5,799,002

Notes to Financial Statements (continued)

December 31, 2025
(In Thousands)

9. Fair Value of Financial Instruments

ASC 820, *Fair Value Measurements and Disclosures*, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market or, in the absence of a principal market, the most advantageous market.

Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure value into three broad levels:

- Level 1 inputs to the valuation methodology are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

- Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

9. Fair Value of Financial Instruments (continued)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis at December 31, 2025:

	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Assets				
Securities purchased under agreements to resell at fair value	$ –	$ 8,495,048	$ –	$ 8,495,048
Securities received as collateral				
U.S. Government	17,570	–	–	17,570
Corporate Obligations	–	–	–	–
Equities	2,756,780	–	–	2,756,780
Financial instruments owned, at fair value:				
US Government	8,241	–	–	8,241
Corporate Obligations	–	713,120	–	713,120
Equities	583	–	–	583
Asset-backed securities	–	31,429	–	31,429
CDS	–	5,424	–	5,424
Total	$ 2,783,174	$ 9,245,021	$ –	$ 12,028,195
Liabilities				
Securities sold under agreements to repurchase at fair value	$ –	$ 19,095,417	$ –	$ 19,095,417
Obligation to return securities received as collateral				
U.S. Government	17,570	–	–	17,570
Corporate Obligations	–	–	–	–
Equities	2,756,780	–	–	2,756,780
Financial instruments sold, not yet purchased, at fair value:				
US Government	194,579	–	–	194,579
Equities	–	–	–	–
Corporate Obligations	–	235,127	–	235,127
CDS	–	6,564	–	6,564
Total	$ 2,968,929	$ 19,337,108	$ –	$ 22,306,037

9. Fair Value of Financial Instruments (continued)

The following is a description of the valuation basis, including valuation techniques and inputs, used in measuring the Company's financial assets and liabilities that are accounted for at fair value on a recurring basis.

(a) U.S. Government

U.S. government and agency securities are measured based on quoted market prices and categorized within Level 1 of the fair value hierarchy.

(b) Corporate Obligations

Corporate bonds are measured primarily using pricing data from prices observed for recently executed market transactions and categorized within Level 2 of the fair value hierarchy.

(c) Equities

Exchange-traded equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized as Level 1 of the fair value hierarchy.

(d) Asset-Backed Securities

Asset-Backed Securities are measured primarily using pricing data from prices observed for recently executed market transactions and categorized within Level 2 of the fair value hierarchy.

(e) Credit default swaps ("CDS")

The Company enters into index CDS contracts, which are OTC derivative instruments used to manage credit risk associated with broader credit markets or specific credit market segments. These CDS positions are model-based and measured using observable inputs, and therefore are classified as Level 2.

9. Fair Value of Financial Instruments (continued)

Securities received as collateral and Obligation to return securities received as collateral consist of U.S. listed equities, Corporate debt, and U.S. Government Obligations.. These equities and exchange traded funds are valued based on quoted prices from the applicable U.S. exchange. To the extent these securities are actively traded, valuation adjustments are not applied and they are categorized in Level 1 of the fair value hierarchy. Corporate debt has been designated as Level 2, whose value have been determined via broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency.

There were no transfers in and out among the fair value hierarchy levels during the year ended December 31, 2025.

Financial Instruments Not Measured at Fair Value on a Recurring Basis

Some of the Company's financial instruments are not measured at fair value on a recurring basis but are recorded at amounts that approximate fair value due to their liquid or short-term nature. Such financial assets and financial liabilities include: Cash, Securities borrowed, Securities loaned, Collateralized financing transactions, Receivable from brokers, dealers, and clearing organizations, Receivable from customers, Payable to brokers, dealers, and clearing organizations, Payable to customers, and Short-term loan from affiliate.

Financial instruments owned, not readily marketable are Level 3 financial assets pertaining to the Company's investment in and Depository Trust & Clearing Corporation (DTCC) preferred and common shares. These securities are valued based on information provided by DTCC.

The table below presents the carrying value, fair value and fair value hierarchy category of certain financial instruments that are not measured at fair value in the statement of financial condition.

ING Financial Markets LLC
(A Wholly Owned Subsidiary of ING Financial Holdings Corporation)

Notes to Financial Statements (continued)

December 31, 2025
(In Thousands)

9. Fair Value of Financial Instruments (continued)

Financial Instruments Not Measured at Fair Value on a Recurring Basis

	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Assets					
Cash	$ 5,196	$ 5,196	$ 5,196	$ –	$ –
Securities borrowed	16,272,512	16,272,512	–	16,272,512	–
Securities purchased under agreement to resell*	127,119	127,119	–	127,119	–
Receivable from brokers, dealers, and clearing organizations	430,776	430,776	112,046	318,730	–
Receivable from customers	2,660,091	2,660,091	–	2,660,091	–
Financial instruments owned, not readily marketable	4,537	4,537	–	–	4,537
Total	$ 19,500,231	$ 19,500,231	$ 117,242	$ 19,378,452	$ 4,537
Liabilities					
Short-term loan from affiliate	$ 1,392,707	$ 1,392,707	$ –	$ 1,392,707	$ –
Securities loaned	5,299,683	5,299,683	–	5,299,683	–
Securities sold under agreement to repurchase	–	–	–	–	–
Payables to brokers, dealers, and clearing organizations	268,498	268,498	–	268,498	–
Payables to customers	543,130	543,130	–	543,130	–
Total	$ 7,504,018	$ 7,504,018	$ –	$ 7,504,018	$ –

* Balance represents Securities purchased under agreement to resell that are segregated under the Customer Protection Rule.

9. Fair Value of Financial Instruments (continued)

Fair Value Option

The Company's Global Securities Financing portfolio accounts for Securities purchased under agreements to resell and Securities sold under agreements to repurchase at fair value under the fair value option election. The primary reason for electing fair value option is to reflect economic events in earnings on a timely basis. The fair value is computed using a standard cash flow discounting methodology. The inputs to the valuation include contractual cash flows and collateral funding spreads, which are estimated using various benchmarks and interest yield curves. Securities purchased under agreements to resell and Securities sold under agreements to repurchase are generally classified as level 2 because the inputs are observable.

The fair value of Securities purchased under agreements to resell and Securities sold under agreements to repurchase at December 31, 2025 is included in the table of Financial Instruments Measured at Fair Value on a Recurring Basis. Net loss resulting from the change in fair value during the year was ($390) and is recognized as part of Principal transactions, net.

10. Income Taxes

The Company is a single member limited liability company for federal, state, and local tax purposes, and accordingly, for the year ended December 31, 2025, it was not subject to federal, state and local corporate income taxes directly, but is included in the consolidated and combined returns filed by the Parent.

The Company is a single member limited liability company for federal, state, and local tax purposes, and accordingly, at December 31, 2025, it will not be subject to federal, state and local corporate income taxes directly, but is included in the consolidated and combined returns filed by the Parent.

The Company is subject to a tax sharing agreement with the Parent whereby the Company's tax provision is calculated on a modified separate company basis. At December 31, 2025, the Company has a payable to the Parent of $7,129 related to income taxes.

10. Income Taxes (continued)

As of December 31, 2025, the Company was not required to establish liability for uncertain tax positions. As of December 31, 2025, the Company has no accrued liabilities for interest or penalties in its statement of financial condition. The Parent's federal tax returns are open to IRS examination beginning with the 2021 tax year. Most state & local tax returns are open to examination beginning with tax year 2020 whereas a select few state and local tax returns are open to examination beginning with the 2013 tax year.

As of December 31, 2025, state and local income taxes in New Jersey, New York city, and New York state comprise the majority of the category for domestic state and local income taxes net of federal tax effect.

As of December 31, 2025, $59,139 was paid to the Parent for income taxes.

11. Concentrations of Credit Risk

As a securities broker-dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of domestic and foreign entities. The Company's transactions are collateralized and are executed with and on behalf of institutional investors, including other broker dealers, commercial banks, insurance companies, pension plans, mutual funds, and other financial institutions. The Company's exposure to credit risk associated with the nonperformance of these counterparties in fulfilling their contractual obligations can be directly impacted by volatile trading markets, which may impair the counterparties' ability to satisfy their obligations to the Company. The Company's principal activities are also subject to the risk of counterparty nonperformance.

The Company attempts to minimize credit risk associated with securities lending and borrowing transactions, and repurchase and reverse repurchase transactions, by monitoring counterparty credit exposure and creditworthiness and limiting such transactions with certain counterparties. The Company mitigates credit exposure arising from such transactions by entering into collateral and netting agreements. The Company reviews the market value of securities and collateral held daily and requires additional collateral to be delivered or returned to the Company pursuant to the terms of such collateral agreements.

12. Guarantees

In accordance with ASC 460, *Guarantees*, the Company is required to disclose information about obligations under certain guarantee arrangements. It defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability, or equity security of a guaranteed party.

Exchange/Clearinghouse Membership Guarantees

The Company is a member of various exchanges and clearinghouses that trade and clear securities and/or futures contracts. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange or clearinghouse. While the rules governing different exchange and clearinghouse memberships vary, in general the Company's guarantee obligations would arise only if the exchange or clearinghouse had previously exhausted its resources. In addition, any such guaranteed obligation would be apportioned among the other non-defaulting members of the exchange or clearinghouse. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the financial statements for these agreements and believes that any potential requirement to make payments under these agreements is remote.

13. Commitments and Contingencies

The Company operates in a legal and regulatory business environment that exposes it to various legal and regulatory compliance risks. As a result, the Company is involved in certain types of litigation and regulatory proceedings in the ordinary course of investment banking and securities brokerage businesses that it operates in.

In accordance with ASC 450, "Loss Contingencies", the Company will accrue a liability when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In many lawsuits and regulatory proceedings, it is not possible to determine whether a liability has been incurred or to estimate the ultimate or minimum amount of that liability until the matter is close to resolution. In view of the inherent difficulty of predicting the outcome of such matters, the Company cannot determine the probability or estimate what the eventual loss or range of loss

13. Commitments and Contingencies (continued)

related to such matters will be. Subject to the foregoing, the Company continues to assess these matters and believes, in conjunction with consultation with outside counsel that based on information available to it, that the resolution of these matters will not have a material adverse effect on its statements of income and financial condition of the Company for the year ended December 31, 2025.

The Company maintained a credit facility from its affiliate, ING Capital LLC, which satisfies the funding requirement in a liquidity event in the amount of $100,000. No amounts have been drawn on the credit facility during the year ended December 31, 2025.

The Company enters into forward starting reverse purchase and repurchase agreements that are primarily secured by fixed income securities. At December 31, 2025, the Company had commitments of $ 6,429,667 and $ 1,102,496 respectively, associated with these instruments.

In the normal course of business, the Company enters into underwriting commitments. There were no outstanding underwriting commitments at December 31, 2025.

14. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the Rule's alternative method, which requires maintaining net capital, as defined, equal to the greater of $1,500 or 2% of aggregate debit items arising from customer transactions, as defined.

SEC Rule 15c3-1 and the rules of the Financial Industry Regulatory Authority also provide that equity capital may not be withdrawn or cash dividends paid if resulting net capital is less than the greater of 2% of aggregate debit items or $1,500. At December 31, 2025, the Company had net capital of $1,472,798 of which $1,420,175 was in excess of the required net capital of $52,623.

15. Segments

The entity is a single reportable segment entity that acts as a counterparty broker-dealer to its domestic and international client base. The entity's chief operating decision maker is the chief

executive officer. The CODM uses net income to evaluate the results of the business. The CODM manages the business activities using information of the Company as a whole and decides on resource allocations for the entity by considering the results of the entity jointly with the results of an affiliate on an aggregate basis. Additionally, the CODM uses excess net capital, which is not a measure of profit or loss, to make operational decisions while maintaining capital adequacy.

16. Subsequent Events

The Company evaluated subsequent events through February 27, 2026, the date the financial statements were issued. The Company did not note any subsequent events requiring disclosure or adjustment to the financial statements.